

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Janet D. Olsen
Chief Legal Officer
Artisan Partners Asset Management Inc.
875 E. Wisconsin Avenue, Suite 800
Milwaukee, WI 53202

> **Re: Artisan Partners Asset Management Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 14, 2013**
> **File No. 333-184686**

Dear Ms. Olsen:

We have reviewed your registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your January 11, 2013 press release regarding the launch of a new active equity investment strategy, Artisan Global Small-Cap Growth Strategy, in early 2013. Please tell us how you considered disclosure of this new strategy.

Track Record of Investment Excellence, page 3

2.   Please tell us why you do not discuss your Non-U.S. Value strategy in this section. We note your disclosure on page 22 that this strategy is your third largest and represented $11.7 billion, or 16%, of your assets under management at December 31, 2012 and your disclosure on page 27 that it represented 15% of your investment management fees for the year ended December 31, 2012.

The regulatory environment in which we operate . . . page 36

3. Please revise to clarify when the IRS regulations implementing FATCA became effective and further describe the expected impact of FATCA on your business or results of operations.

Unaudited Pro Forma Consolidated Financial Information, page 85

4. Please be advised that we may have additional comments on the pro forma financial information once it is completed.

Unaudited Pro Forma Consolidated Statement of Operations, page 86

5. Please revise the line items Net income (loss) attributable to Artisan Partners Asset Management and Net loss per basic and diluted general partner and Class A common unit to indicate that such amounts are before nonrecurring charges directly attributable to the transaction. Please provide a footnote reference to identify and quantify all nonrecurring charges.

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 87

6. We refer you to pro forma adjustments (c) and (g) to your pro forma consolidated statement of operations for the year ended December 31, 2012. It is not clear how you determined it was appropriate pursuant to Rule 11-02(b)(6) of Regulation S-X to include a pro forma income statement adjustment related to restricted stock units you expect to grant to your non-employee directors.   Please alternatively disclose that (i) the compensation expense you expect to recognize related to the grant of these restricted stock units is not included in the pro forma statement of operations, (ii) quantify the expected compensation expense, and (iii) indicate when you expect the compensation will be recognized.

7. We refer you to pro forma adjustment (g) to your pro forma consolidated statement of operations for the year ended December 31, 2012. Please expand your disclosure to address how you determined the number of shares issued in connection with the offering that should be included in the denominator for your pro forma earnings per share calculation. In this regard, we note that in computing pro forma EPS the denominator should include only those shares whose proceeds are being reflected in pro forma adjustments in the statement of operations.

Equity Compensation Awards . . . , page 171

8.   Please revise to explain why Mr. Colson, Mr. Daley, and Mr. Patenaude were granted additional Class B limited partnership interests in July 2012.

9.   Please explain the increases in the equity balances in the table on page 172 from December 31, 2011 to December 31, 2012. Also, please explain the increases in the termination payments described on page 178 compared to the figures in your last amendment.

Other, page 186

10.   Please revise to clarify Carlene Ziegler's current position at the company, the nature of the services she provides to the company, or the basis upon which she received compensation from you in the last three fiscal years.

Underwriting; Conflicts of Interest, page 204

11.   We note your disclosure on pages 204-205 of a directed share program.

- Please revise to clarify the "other persons associated with [you]" that can participate in the program.

- Please advise us how your directed share program works and provide us with any materials given to potential purchasers of the reserved shares.

- Please tell us how you considered additional disclosure related to this program, such as in "Risk Factors" or "Relationships and Related Party Transactions."

You may contact Sasha Pechenik at (202) 551-3541 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director